Mercedes-Benz Auto Lease Trust 2025-B
Investor Report
Collection Period Ended   31-Mar-2026

Amounts in USD

Dates

Collection Period No.	6			
Collection Period (from... to)	1-Mar-2026	31-Mar-2026		
Determination Date	13-Apr-2026			
Record Date	14-Apr-2026			
Payment Date	15-Apr-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	16-Mar-2026	15-Apr-2026	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2026	15-Apr-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	83,040,780.99	42,021,310.34	41,019,470.65	136.731569	0.140071
Class A-2A Notes	160,000,000.00	160,000,000.00	160,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	315,000,000.00	315,000,000.00	315,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	475,000,000.00	475,000,000.00	475,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,500,000.00	77,500,000.00	77,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,327,500,000.00**	**1,110,540,780.99**	**1,069,521,310.34**	**41,019,470.65**		
Overcollateralization	172,500,165.46	195,000,021.51	195,000,021.51			
Total Securitization Value	**1,500,000,165.46**	**1,305,540,802.50**	**1,264,521,331.85**			
present value of lease payments	720,980,956.19	555,365,143.17	525,900,838.64			
present value of Base Residual Value	779,019,209.27	750,175,659.33	738,620,493.21			

	Amount	Percentage
Initial Overcollateralization Amount	172,500,165.46	11.50%
Target Overcollateralization Amount	195,000,021.51	13.00%
Current Overcollateralization Amount	195,000,021.51	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	41,019,470.65	136.731569
Class A-2A Notes	3.860000%	514,666.67	3.216667	514,666.67	3.216667
Class A-2B Notes	4.042230%	1,061,085.38	3.368525	1,061,085.38	3.368525
Class A-3 Notes	3.880000%	1,535,833.33	3.233333	1,535,833.33	3.233333
Class A-4 Notes	3.930000%	253,812.50	3.275000	253,812.50	3.275000
Total		**3,365,397.88**		**$44,384,868.53**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,425,000,157.19	1,230,540,794.23	1,189,521,323.58

Available 2025-B Collections	
Lease Payments Received	29,858,311.85
Net Sales Proceeds-early terminations (incl Defaulted Leases)	20,314,627.08
Net Sales Proceeds-scheduled terminations	6,172,584.19
Excess wear and tear included in Net Sales Proceeds	22,390.43
Excess mileage included in Net Sales Proceeds	78,824.04
Subtotal	56,345,523.12
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	142,100.94
Total Available Collections	**56,487,624.06**

Distribution on the Exchange Note		
(1) Total Servicing Fee		1,087,950.67
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(3.94%)	4,040,275.61
(3) Exchange Note Principal Distributable Amount		41,019,470.65
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		10,339,927.13
Total Distribution		**56,487,624.06**

Available Funds ABS Notes	
Total Exchange Note Payments	45,059,746.26
Reserve Account Draw Amount	0.00
Total Available Funds	**45,059,746.26**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,365,397.88
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	41,019,470.65
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	674,877.73
Total Distribution	**45,059,746.26**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,087,950.67	1,087,950.67	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,365,397.88	3,365,397.88	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	514,666.67	514,666.67	0.00
thereof on Class A-2B Notes	1,061,085.38	1,061,085.38	0.00
thereof on Class A-3 Notes	1,535,833.33	1,535,833.33	0.00
thereof on Class A-4 Notes	253,812.50	253,812.50	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,365,397.88	3,365,397.88	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	41,019,470.65	41,019,470.65	0.00
Principal Distribution Amount	41,019,470.65	41,019,470.65	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,000.41
Reserve Fund Amount - Beginning Balance	3,750,000.41
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,349.93
minus Net Investment Earnings	10,349.93
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,000.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,349.93
Net Investment Earnings on the Exchange Note	
Collection Account	131,751.01
Investment Earnings for the Collection Period	142,100.94

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,000,165.46	29,593
Securitization Value beginning of Collection Period	1,305,540,802.50	27,298
Principal portion of lease payments	17,311,432.02	
Terminations- Early	15,627,938.78	
Terminations- Scheduled	5,281,832.81	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,798,267.04	
Securitization Value end of Collection Period	1,264,521,331.85	26,707

Pool Factor	84.30%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.80%	10.80%
Weighted Average Remaining Term (months)	28.46	23.60
Weighted Average Seasoning (months)	12.25	17.13
Aggregate Base Residual Value	991,707,490.95	894,562,386.08
Cumulative Turn-in Ratio		49.41%
Proportion of base prepayment assumption realized life to date		173.24%
Actual lifetime prepayment speed		0.72%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,258,850,109.70	26,597	99.55%
31-60 Days Delinquent	4,092,291.74	79	0.32%
61-90 Days Delinquent	1,264,007.54	25	0.10%
91-120 Days Delinquent	314,922.87	6	0.02%
Total	1,264,521,331.85	26,707	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.125%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,905,065.24	41	9,120,665.68	192
Liquidation Proceeds	1,496,968.04		7,910,274.73	
Recoveries	150,025.12		504,364.38	
Principal Net Credit Loss / (Gain)	258,072.08		706,026.57	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.241%
Prior Collection Period	0.400 %
Second Prior Collection Period	(0.100%)
Third Prior Collection Period	(0.011%)
Four Month Average	0.133%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.047%

Average Net Credit Loss / (Gain)   3,677.22

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	21,802,973.39	550	112,173,820.70	2,692
Sales Proceeds and Other Payments Received	24,586,184.33		126,745,737.83	
Residual Loss / (Gain)	(2,783,210.94)		(14,571,917.13)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(2.599)%
Prior Collection Period	(2.212%)
Second Prior Collection Period	(1.814%)
Third Prior Collection Period	(1.693%)
Four Month Average	(2.080)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.971)%

Average Residual Loss / (Gain)   (5,413.05)